                                              Filed Pursuant to Rule 424(b)(3)
                                              Registration File No.: 333-16995

PROSPECTUS SUPPLEMENT
(To Prospectus Supplement dated January 17, 1997
and Prospectus dated December 10, 1996)


                               2,250,000 Shares


                            SFX Broadcasting, Inc.


           12 5/8% Series E Cumulative Exchangeable Preferred Stock

                             ---------------------


         This Prospectus Supplement supplements the Prospectus Supplement dated January 17, 1997 (the "Existing Prospectus Supplement") of SFX Broadcasting, Inc. (the "Company") relating to $225,000,000 aggregate liquidation preference of 12 5/8% Series E Cumulative Exchangeable Preferred Stock of the Company.

         In preparing the Statement of Operations Data for the Nine Months Ended September 30, 1996 provided in the Summary Consolidated Financial Data set forth at page S-15 of the Existing Prospectus Supplement, (i) the Company netted approximately $3,320,000 of investment income against interest expense of $22,169,000, instead of reflecting such investment income separately in the line item "Other (income) loss/net," and (ii) the Company omitted to reflect a extraordinary charge of $15,219,000 associated with the refinancing of the Company's long-term debt in May, 1996. The extraordinary item had been properly recorded and reported in the Company's report on Form 10-Q for the quarter ended June 30, 1996 and all subsequent filings of the Company.

         Attached as Exhibit A hereto are unaudited Statement of Operations Data for the Nine Months Ended September 30, 1996 on a historical basis adjusted for the items described above. Exhibit A hereto should be read in conjunction with the Summary Consolidated Financial Data contained in the Existing Prospectus Supplement (including the footnotes thereto) and supersedes the historical information provided with respect to the Nine Months Ended September 30, 1996 on page S-15 of the Existing Prospectus Supplement.


                            -----------------------


          The date of this Prospectus Supplement is January 22, 1997.


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                                                                     EXHIBIT A

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

The Summary Consolidated financial Data as of September 30, 1996, and for the nine months ended September 30, 1996 and 1995, have been derived from the unaudited consolidated financial statements and notes thereto of SFX Broadcasting, Inc, (the "Company") which are incorporated herein by reference. Operating results for the nine months ended September 30, 1996, are not necessarily indicative of the results that may be achieved for the fiscal year ending December 31, 1996. See "Unaudited Pro Forma Condensed Combined Financial Statements."


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
                                             NINE MONTHS ENDED SEPTEMBER 30,
STATEMENT OF OPERATIONS DATA:                          (unaudited)
                                                          1996
                                                      ----------------
Net Revenues ........................................  $    92,840
Station operating expenses...........................       61,448
Depreciation, amortization, duopoly integration
 costs and acquisition related costs ................       10,663
Corporate expenses ..................................        4,475
Non-recurring charges including adjustments to
  broadcast rights agreement ........................       27,489
                                                       -----------
Operating income (loss) .............................      (11,235)
Other (income) loss/net .............................       (3,320)
Interest expense, including amortization of
 deferred financing costs............................       22,169
Minority interest ...................................          ---
                                                       -----------
Income (loss) before income taxes, extraordinary
 item and cumulative effect of a change in
 accounting principle ...............................      (30,084)
Income tax expense (benefit) ........................          ---
Extraordinary loss on debt retirement ...............       15,219
Cumulative effect of a change in accounting principle          ---
                                                       -----------
Net income (loss) ...................................      (45,303)
Redeemable preferred stock dividends and accretion  .        3,551
                                                       -----------
Net income (loss) applicable to common stock ........    $ (48,854)
                                                       ===========
Net income (loss) per share .........................      $ (6.61)
                                                       ===========
Weighted average common shares outstanding ..........        7,394
Ratio of earnings to fixed charges  .................          ---
Ratio of earnings to combined fixed charges and
 preferred stock dividends ..........................          ---
OTHER OPERATING DATA:
Broadcast Cash Flow .................................   $   31,392
EBITDA ..............................................       26,917





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